SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC FILE NUMBER
8-31701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) to 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan — (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gina Marie Accolla
Notary Public, State of New York
No. 01AC6119268
Qualified in Suffolk County
Commission Expires 11-29-12

Signature

Pres.
Title

Subscribed and sworn to before me this
24th day of February 2010

Notary Public

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income.
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED STATEMENT OF FINANCIAL CONDITION

December 31, 2009

TABLE OF CONTENTS

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (the "Company"), as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Empire Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Co., P.C.

Hauppauge, New York
February 12, 2010

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518

www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$	2,363,897
Deposits with clearing broker		246,015
Securities owned at market		
Trading		38,067,526
Investment		515,419
Restricted cash		202,608
Cash surrender value of life insurance		1,399,610
Other assets		767,682
Property, equipment and leasehold improvements		2,424,732
	$	45,987,489

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	2,655,722
Payable to clearing broker		35,085,104
Securities sold, not yet purchased		598,266
Deferred compensation		636,785
		38,975,877

STOCKHOLDER'S EQUITY

Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		1,500,000
Retained earnings		5,187,456
		7,011,612
	$	45,987,489

See notes to statement of financial condition.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 1 - Business Description and Summary of Significant Accounting Policies

Business Description

The Company is registered with the Financial Industry Regulatory Authority (FINRA), as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The Company maintains a nationwide customer base.

Securities Transactions

Customers' securities transactions are included in trading securities while transactions entered into for the account and risk of the Company are included as investment securities. Profit and losses arising from both trading and investment activities are reported on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or carrying amounts that approximate fair value because of the short maturity of the instrument.

Derivative Instruments

The Company enters into certain derivative contracts (puts, calls and futures) throughout the year in accordance with its investment strategy that do not meet the criteria for hedge accounting. At December 31, 2009, no forward contracts were held by the Company. Net realized gains related to the Company's derivative activities are included in net gain on securities - investments.

Property, Equipment and Leasehold Improvements

Fixed assets are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful lives which range from three to thirty nine years.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 1 - Business Description and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value cost to sell. Management has determined that there have been no impairments of long-lived assets through December 31, 2009

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statement.

Effective January 1, 2009, the Company adopted the Accounting Standards Codification 720-10 (ASC) "Accounting for Uncertainty in Income Taxes" which states that the impact of an uncertain income tax position on the income tax return must be recognized as the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There were no unrecognized tax benefits as of the date of adoption. As a result of the implementation, the Company did not recognize an increase in the liability for unrecognized tax benefits and there are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. Furthermore, the adoption did not impact the Company's financial condition.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's statement of financial condition at December 31, 2009.

Subsequent Events

Management has evaluated subsequent events through February 12, 2010, which is the date the statement of financial condition was available to be issued.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

The Company maintains cash in certain financial institutions that may exceed the insurance limit. The Company has not experienced any losses to date resulting from this policy.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. As of December 31, 2009 the value of the Company's deposit was $246,015. During January 2010, this shortage was funded by the Company.

Note 4 - Cash Surrender Value of Life Insurance

These assets represent the cash value for insurance contracts concerning certain key employees. The life insurance contracts are being funded as a supplemental benefit package for these specific employees.

Note 5 - Fair Value

The Company records the fair value of certain assets and liabilities through application of Accounting Standards Codification 820-10, "Fair Value Measurements" which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques, and expands disclosures about fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 5 - Fair Value (continued)

The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Securities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)
Assets	
United States Treasury Bills	$ 34,999,650
Bonds/Notes/CD's	1,564,044
Government Securities	2,019,251
	$ 38,582,945
Liabilities	
Securities sold, not yet purchased	$ 598,266

On December 31, 2009, the Company purchased United States Treasury Bills of $35,000,000, which were sold with a trade date of January 4, 2010. As of December 31, 2009, these Treasury Bills are included in Securities Owned at Market. The average monthly balance of United States Treasury Bills excluding this transaction for the year ended December 31, 2009 was zero.

Note 6 - Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Office furniture and fixtures	$ 1,187,598
Office equipment	1,509,940
Leasehold improvements	1,400,755
	4,098,293
Less: accumulated depreciation and amortization	1,673,561
	$ 2,424,732

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 7 - Payable to Clearing Broker

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to the clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

Note 8 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire Holding Corp. and Subsidiaries. These companies share office facilities, personnel, operating costs and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies resulting in the reimbursement of expenses to the Company of approximately $332,000 of operating expenses. At December 31, 2009 a receivable of approximately $22,000 is attributable to the expense allocation agreement and is included in other assets. Additionally, at December 31, 2009, a payable of approximately $19,000 is included in accounts payable and accrued expenses.

Note 9 - Commitments

During 2004, the Company entered into an agreement to rent office space that is accounted for as an operating lease. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2009 was approximately $736,000. Future minimum lease payments required under these operating leases are as follows:

Years ending December 31, 2010	$ 818,650
2011	852,007
2012	852,561
2013	836,190
2014	836,190
Thereafter	209,048
	$ 4,404,646

The Company has a standby letter of credit in the amount of $200,000, relating to the lease of its office space. The Company has pledged as collateral for this standby letter of credit, $200,000 of which is deposited in a money market account. The balance at December 31, 2009 is $202,608 and is included as restricted cash on the statement of financial condition.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2009

Note 10 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company at its sole discretion credits amounts to participant's account balance under this plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only. Benefits accrue under the Plan during the participant's employment with the Company until a separation of service due to termination, whether voluntary or involuntary; retirement, death, disability or other, as defined in the Plan. Benefits may be forfeited if a participant does not satisfy the non-compete provisions of the Plan.

For the year ended December 31, 2009 the projected benefit obligation is $636,785 which is included in liabilities. At year end the assumed discount rate is 5.96%.

Note 11 - 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2009 employer contributions were $207,723.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2009, the Company has net capital of $3,420,144 which is $3,201,816 in excess of its required minimum net capital of $218,328 (the greater of $100,000 or 6.67% of $3,273,289 aggregate indebtedness). At December 31, 2009, the Company's net capital ratio is 0.96 to 1.